Exhibit 99.1

The9 Limited Announces its Transfer to Nasdaq Capital Market

Shanghai, China, October 9, 2018 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that it has obtained approval from The Nasdaq Stock Market, Inc. (“Nasdaq”) to transfer its listing venue from Nasdaq Global Market to Nasdaq Capital Market. The Company’s ADSs will continue to trade under the symbol of “NCTY” on Nasdaq Capital Market.

On October 3, 2018, the Company received a letter from the Listing Qualifications Department of Nasdaq, pursuant to which Nasdaq informed the Company that due to the Company’s failure to regain compliance with the continued listing requirement of US$50 million minimum Market Value of Listed Securities (“MVLS”) for the Nasdaq Global Market as set in the Nasdaq Listing Rule 5450(b)(2)(A), the Company’s ADSs will be delisted from the Nasdaq Global Market unless measures are taken prior to a certain timeline. The Company decided to transfer its listing venue to Nasdaq Capital Market with which the Company fully complies with the continued listing standards. After Nasdaq’s approval of such transfer, the Company has regained compliance of the minimum MVLS for the Nasdaq Capital Market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/